

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2015

Via E-mail
Douglas A. Hamilton
President and Chief Executive Officer
MetaStat, Inc.
27 DryDock Ave, 2nd Floor
Boston, MA 02210

> **Re:** **MetaStat, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 17, 2015**
> **File No. 333-203361**

Dear Mr. Hamilton:

We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Certain Relationships and Related Transactions, and Director Independence, page 83

1. Your response to comment 1 in our July 8, 2015 letter does not appear to address the threshold related to your assets in Regulation S-K Item 404(d)(1). Also note that Instruction 2 to Item 404(d) requires your disclosure to include transactions for the fiscal year preceding your last fiscal year. Please include disclosure about the transactions you deleted, and provide all disclosure required by Item 404, including the name of the related persons involved with the transactions.

Please contact Kate Maher at 202-551-3184 or me at 202-551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): David J. Levine, Esq.
            Loeb & Loeb LLP